Via Facsimile and U.S. Mail
Mail Stop 6010
								February 27, 2006

Mr. William Farber
Chairman of the Board and Chief Executive Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA  19136

Re:	Lannett Company, Inc.
	Form 10-K for Fiscal Year Ended June 30, 2005
	Forms 10-Q for the Fiscal Quarters Ended
	September 30, 2005 and December 31, 2005
      File No. 1-31298

Dear Mr. Farber:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2005

Management`s Discussion and Analysis, page 28

Critical Accounting Estimates, page 28

1. We note your disclosure of revenue reserve estimates. Please tell us and revise your fiscal 2005 Form 10-K and fiscal 2006 Forms 10-Q to disclose why your recorded reserves have changed. For example, please disclose why reserves in total have increased when your sales have decreased and why your rebates reserve has decreased in the face of increased price competition.

2. Please revise your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to discuss the accuracy of your revenue reserve estimates in each period presented. In this regard, please discuss the apparent over or under accruals resulting from the subsequent processing of credits and returns.

Results of Operations - Fiscal 2005 Compared to Fiscal 2004, page
34

3. Please revise the disclosure in your fiscal 2005 Form 10-K and fiscal 2006 Forms 10-Q to separately disclose the effect of each factor causing a change in net sales in the current period as compared to the prior year. Specifically, disclose the dollar impact of product price decreases, volume increases or decreases and new product introductions on your net sales. Please see Item 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification
Section 501.04.

Contractual Obligations

4. Please revise your fiscal 2005 Form 10-K to include the tabular disclosure of contractual obligations required by Item 303(a)(5) of
Regulation S-K. Please revise your fiscal 2006 Forms 10-Q to discuss any material changes in your obligations presented in the table you add to your fiscal 2005 Form 10-K.

Financial Statements, page 62

Consolidated Statements of Operations, Page 66

5. It appears from your disclosure that you do not include the amortization of product rights intangible assets in costs of sales.
Please revise your disclosure in your fiscal 2005 Form 10-K and fiscal 2006 Forms 10-Q to reclassify the appropriate amounts to cost of sales. Alternatively, expand the cost of sales caption to include parenthetical disclosure indicating that amortization of intangible assets related to products sold is excluded and disclose the amount of amortization excluded from cost of sales. Please refer to SAB Topic 11:B. In addition, please modify your disclosures of gross profit in MD&A to be consistent with your revised presentation/disclosure in the basic financial statements.

Note 1: Summary of Significant Accounting Policies, page 69

Segment Information, page 75

6. Please revise your fiscal 2005 Form 10-K to provide your revenue recognized during each period presented by therapeutic category as agreed in your October 13, 2004 response to comment five of our letter dated October 1, 2004, or tell us where you have included this disclosure in your filing.


Note 20: Quarterly Financial Information (Unaudited), page 91

7. We note your negative gross profit in the fourth quarter of fiscal
2005 that was the result of increased reserves for short-dated inventory and decreased prices for a majority of your product line as indicated in your September 13, 2005 earnings press release.  We also
note your disclosure in Liquidity in Capital Resources on page 40 regarding the decline in inventory related to increased inventory obsolescence reserves. Please address the following comments:
a.	Please revise your filing, here and in MD&A, to specifically disclose the nature and amounts of any material adjustments you recorded in the fourth quarter of fiscal 2005 as required by Item 302(a)(3) of Regulation S-K. In your revised disclosure, clearly indicate the chronology of events that led to these adjustments
and
why they are properly recorded in the fourth quarter of fiscal
2005.
b.	Please file Forms 8-K that furnish your earnings press
releases
as required by Item 2.02 of Form 8-K. Please furnish this information for all earnings press releases since the adoption of requirements of Item 2.02, and its predecessor Item 12, of Form 8-
K
back to the quarter ending September 30, 2003.
c.	Please revise your fiscal 2005 Form 10-K to provide the
Schedule
II, valuation and qualifying accounts, for your inventory reserves, accounts receivable allowances and any other valuation allowances as required by Rule 5-04(a)(2) of Regulation S-X, or tell us why this information is not required.

Exhibits 31.1 and 31.2

8. Please revise your certifications under Section 302 of the Sarbanes-Oxley Act of 2002 to properly include as paragraph 4(b) your responsibility for internal controls over financial reporting. In light of the issues raised in these comments, please reassess the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of the end of the reporting period and revise your Item 9A disclosure accordingly. If you continue to believe your disclosure controls and procedures and your internal controls over financial reporting are still effective, please specifically disclose why. In addition, please file currently dated management certifications with your amendment. Please ensure that you revise your fiscal 2006 Forms 10-Q accordingly.






Form 10-Q for the quarter ended December 31, 2005

Financial Statements, page 3

Note 2: Summary of Significant Accounting Policies, page 7

Revenue Reserves, page 9

9. Please revise your filing, here and in MD&A, to reinstate the break-down of credits issued between those related to the previous fiscal year and those related to your current fiscal year as provided in your previous filings. We believe this disclosure is an integral part of the requirement to discuss the historical accuracy of your reserves. Please tell us why you decided to revise your presentation. In addition, please explain to us why your similar disclosure in the September 30, 2005 Form 10-Q indicates that you are still issuing significant credits related to fiscal 2004.

Stock Options, page 13

10. Please revise your disclosure in your fiscal 2006 Forms 10-Q to specifically indicate how you determined your forfeiture rate as required by paragraph A240e(2)(a) of SFAS 123R.

Management`s Discussion and Analysis, page 24

Results of Operations, page 28
11. Please revise your filing to disclose the reasons why receivables appear to have increased at a rate faster than revenue resulting in an increased number of day`s sales in accounts receivable from June
30, 2005 to December 31, 2005 and from December 31, 2004 to
December
31, 2005. Provide your standard credit terms and reconcile day`s sales in accounts receivable to those credit terms. Please explain any changes in credit terms, collection efforts, credit utilization or delinquency. Please revise your liquidity discussion to discuss the impact on your future liquidity and capital resources.


      As appropriate, please amend your Form 10-K for the year ended
June 30, 2005 and your Forms 10-QSB for the quarters ended
September
30, 2005 and December 31, 2005 and respond to these comments within
10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please contact Mark Brunhofer,
Staff
Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at
(202)
551-3629.  In this regard, do not hesitate to contact me, at (202)
551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
??

??

??

??

Mr. William Farber
Lannett Company, Inc.
February 27, 2006
Page 1